

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

Yan Tang
Chief Executive Officer
Hello Group Inc.
20th Floor, Block B
Tower 2, Wangjing SOHO
No. 1 Futongdong Street
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: Hello Group Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 25, 2023**
> **File No. 001-36765**

Dear Yan Tang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Part 1.
Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated
Entities, page 2

1.   Please disclose prominently on the prospectus cover page that your operations are conducted by your subsidiaries and through contractual arrangements with a variable interest entity ("VIE") based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

2.	You disclose that despite the lack of legal majority ownership, your Cayman Island holding company is considered the primary beneficiary of the consolidated affiliated entities and consolidates the consolidated affiliated entities and their subsidiaries as required by Accounting Standards Codification ("ASC") topic 810, *Consolidation*. Please clarify your disclosure to indicate that you are the primary beneficiary of the VIE for accounting purposes.

Other Risks related to Our Mainland China Operations, page 4

3.	Please clarify your disclosure to address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Cash Flow through Our Organization, page 5

4.	Please clarify your disclosures to explain whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures (e.g., a policy that addresses how a company handles any limitations on cash transfers due to PRC law). Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Financial Information Related to the Consolidated Affiliated Entities, page 7

5.	Please clarify your disclosures in this section to identify the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated.

D. Risk Factors
Summary of Risk Factors, page 15

6.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risks Related to Our Business and Industry, page 16

7. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 4. Information on the Company
C. Organizational Structure, page 91

8. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails. Clarify your disclosures in this section to identify your wholly-owned subsidiary ("WFOE") and its VIEs and their respective shareholders. Identify in this section clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 161

9. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

10. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

11. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for "Hello Group Inc. or the VIEs." We also note that your list of principal subsidiaries

and consolidated entities in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

- With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
- With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

12. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our knowledge". Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Consolidated Financial Statements
Note 5. Long-Term Investments, page F-33

13. Please provide a legal analysis of whether the Company or any of its subsidiaries meets the definition of "investment company" under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss: (i) your proposed treatment of the Company's cash and cash equivalents for purposes of Section 3(a)(1)(C); (ii) your proposed treatment of the Company's term deposits for purposes of Section 3(a)(1)(C); and (ii) any other substantive determinations and/or characterizations of assets that are material to your calculations.

Note 16. Share-Based Compensation, page F-44

14. We note the volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options. Please explain how you considered your historical volatility and expected share price volatility in determining the volatility assumptions to use. Please quantify the difference between your historical volatility and the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options. We refer you to ASC 718-10-55-37 through 41 and Staff Accounting Bulletin ("SAB") 107, Topic 14.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Yan Tang
Hello Group Inc.
July 7, 2023
Page 5

   You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 with any questions. Contact Jimmy McNamara at (202) 551-7349 or Jennifer Thompson at (202) 551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

          Sincerely,

          Division of Corporation Finance
          Office of Technology